

Mail Stop 3561

March 18, 2010

Mr. David Roff
Chief Executive Officer and Chief Financial Officer
Arkson Neutraceuticals, Corp.
27 Chicora Ave
Toronto Ontario, Canada M5R 1T7

> **Re:** **Arkson Neutraceuticals, Corp.**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2009**
> **Filed September 4, 2009**
> **Amendment filed March 1, 2010**
> **File No. 000-52458**

Dear Mr. Roff:

We have reviewed your supplemental response letter filed January 26, 2010 and your amended Form 10-K filed March 1, 2010 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

Item 8. Financial Statements, page 9

1.   We note that your amended Form 10-K for the year ended June 30, 2009 does not include financial statements for the correct periods. Please revise this Form 10-K to include each of the annual financial statements required by Rule 8-02 of Regulation S-X. Specifically, we note this Form 10-K omitted the balance sheet as of June 30, 2008, the statements of

operations for the two years ended June 30, 2009 and from inception to June 30, 2009 as well as the statements of cash flows for the two years ended June 30, 2009 and from inception to June 30, 2009. Please delete all unaudited periods that are not required in your Form 10-K for the year ended June 30, 2009.

2.   Please label the periods that have been restated including your balance sheet, statements of operations, statement of cash flows, the statement of comprehensive income/loss from inception through June 30, 2009 and the statement of changes in stockholders equity.

Report of Independent registered Public Accounting Firm, page F-2

3.   We refer you to comment two in our letter dated January 7, 2010. Your response states the audit report will be revised however, there were no changes reflected your amended Form 10-K. In your next amendment, please include a revised audit report that indicates whether the period from October 2, 1998 (Inception) through June 30, 2009 was audited.

Balance Sheets, page F-3

4.   We note that your balance sheet as of June 30, 2009 does not reconcile. Based on your response to comment three in your letter dated January 12, 2010 the additional paid-in-capital balance should include the $2,500 adjustment for audit fees accrued in 2008 and then paid by a shareholder in 2009. Please revise the balance sheet to reconcile and properly reflect the adjustment for audit fees as they relate to each of the fiscal years ended 2008 and 2009.

Notes to Financial Statements, page F-8

Note 10 – Restatement, page F-11

5.   We note that your restated June 30, 2009 balances do not agree to your balance sheet and your income statement. Please revise the tabular presentation to reflect $2,500 of audit fees accrued in each of the fiscal years 2009 and 2008 and ensure that the restated columns in this footnote agree with the information presented in your restated financial statements.

Form 10-Q/A for the Three Months Ended September 30, 2009.

Item 4. Disclosure Controls and Procedures, page 10

6.   We note that you continue to state that your disclosure controls and procedures are effective at a reasonable assurance level. Please confirm to us in your response, and in future filings revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure

controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure regarding controls and procedures in your response.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at 202-551-3341 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services